Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces

First Quarter 2012 Results

ZHENGZHOU, China – May 22, 2012 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled steel producer in China, today announced unaudited financial results for the three months ended March 31, 2012.

“We achieved sound financial performance in the first quarter and an increase in gross profit and gross margin from the same period of 2011,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer. “Our first quarter saw further utilization of our 250,000 tons of chromium-plating capacity, and a steady ramp-up of production from our recently added highly specialized cold-rolled steel capacity.”

“Consistent with our strategy in 2011, we continue to monitor closely the macroeconomic conditions in China and strive to optimize our product mix which is tailored to the evolving demand change of our end markets, including food and industrial packaging, construction and household decoration materials, electrical and home appliances, and telecommunications wire and cable,” Mr. Lu continued. “While the market environment has been challenging, we believe that our competitive advantages as a premium producer and ability to customize production to meet our customers’ needs will enable us to generate continued solid results and an advantageous return on investment from our new capacity.”

First Quarter 2012 Results

Revenue increased 9.6% to $68.7 million in the first quarter of 2012 from $62.7 million in the first quarter of 2011. The increase in revenue was primarily due to a 10.9% increase in sales volume to approximately 76,500 tons for the first quarter of 2012 as compared to approximately 69,000 tons for the same period of 2011, partially offset by a 1.2% decrease in the Company’s average selling price of $898 per ton for the first quarter of 2012 as compared to an average selling price of $909 for the same period of 2011.

Gross profit increased 19.7% to $21.5 million in the first quarter of 2012 from $18.0 million in the same period of 2011. Gross margin was 31.3% in the first quarter of 2012 compared to 28.7% in the same period of 2011. The increase in gross margin was due to the increased utilization of the 200,000 tons in chromium-plating capacity that was added last year and continued ramp-up and improved precision production of the recently added 150,000-ton wide-strip production line.

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Operating income increased 89.4% to $19.0 million in the first quarter of 2012, or 27.7% of revenue, from operating income of $10.0 million, or 16.0% of revenue, in the same period of 2011. Adjusting for one-time warrant exercise expenses of $5.7 million, operating income on an adjusted basis in the first quarter of 2011 was $15.7 million, or 25.1% of revenue. Therefore, operating income in the first quarter of 2012 increased 20.8% from the adjusted operating income figure of $15.7 million in the same period of 2011.* The increase in operating income in the first quarter 2012 as compared to adjusted operating income in the comparable year-ago period is primarily due to the corresponding increase in gross profit and slightly lower operating expenses as a percent of revenue in the first quarter of 2012 compared to the same period of 2011.

Interest expenses decreased 63.7% to $1.0 million compared to $2.8 million in the prior year period. The decrease was primarily attributable to higher bank borrowings in 2011 due to uncertainty as to the number of the Company’s public warrants that would be exercised before their expiration in March 2011. An additional reason was our continued efforts to reduce leverage.

Net income was $14.0 million in the first quarter of 2012, or $0.24 per fully diluted share, compared to $4.0 million, or $0.08 per share in the same period of 2011. Adjusted net income in the first quarter of 2011, which excludes the aforementioned one-time warrant exercise expenses, was $9.7 million, or $0.20 per diluted share.*

Adjusted EBITDA increased 28.8% to $22.0 million, or 32.0% of revenue, in the first quarter of 2012, from $17.1 million, or 27.2% of revenue, in the same period of 2011. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011.*

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Financial Condition

As of March 31, 2012, the Company had $267.7 million in unrestricted cash and an additional $124.1 million in restricted cash, as compared to $246.6 million and $118.1 million, respectively, as of December 31, 2011. Working capital was $159.5 million as of March 31, 2012, compared to $142.5 million as of fiscal year end 2011. The Company’s short-term debt consisted of notes payable and term loans that totaled $269.5 million as of March 31, 2012, compared to $249.1 million as of December 31, 2011. The Company has no long-term debt. Shareholders’ equity was $312.3 million, as compared to $298.4 million as of December 31, 2011. The net cash provided by operating activities for the first three months of 2012 was $6.5 million compared to net cash provided by operating activities of $11.4 million in the same period of 2011.

Recent Developments

•	On May 9, 2012, we announced the independent verification of our cash balances as of our 2011 fiscal year end. Additional detailed information regarding this announcement was contained in our press release issued on this date.

•	In April 2011, we announced that our Board of Directors had approved a six-month share repurchase program to repurchase up to an aggregate of $10 million of our ordinary shares. Our board of directors subsequently extended the program from six months to an indefinite period or until the program is completed. As of May 21, 2012, the Company had repurchased 1,176,898 ordinary shares at an average price of $3.84 per share for a total repurchase price of approximately $4.52 million.

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•	In January 2012, we announced that The NASDAQ Stock Market had determined that the Company met its requirements to transfer its stock from its Global Market listing tier to its most stringent listing tier, the Global Select Market. The transfer was effective on January 4, 2012, and our stock continued to trade under the ticker symbol “CHOP”.

Business Update

As previously announced, the Company completed its addition of 100,000 tons of annual cold-rolled steel production capacity during the first quarter of 2012 as part of Phase II of its capacity expansion plan. The Company’s total production capacity now totals 500,000 tons of specialized wide- and narrow-strip cold-rolled steel, of which 400,000 tons are fully operational. The Company believes that its overall utilization of its 400,000 tons of fully operational cold-rolled wide- and narrow-strip steel production capacity is approximately 75%, reflecting a gradual increase in utilization consistent with the Company’s quality control standards. The Company’s chromium-plating production lines, which can accommodate a total of 250,000 tons of either narrow-strip or wide-strip specialized steel, are fully operational as of the first quarter of 2012 and are running at a 40% utilization rate. The addition of 100,000 tons of annual cold-rolled steel capacity in the first quarter of 2012 is undergoing further testing and refinement, and this facility is expected to start normal operation in the third quarter of 2012.

In the first quarter of fiscal year 2012, in addition to the seasonal reduction in demand due to the Chinese New Year holiday, the Company experienced a contraction in its average selling prices relative to previous quarters as growth in the Chinese economy continued to be relatively slow. Further, slowing exports of steel encouraged large, state-owned steel companies to further engage the Chinese market, which induced some short-term price cuts throughout the domestic steel sector. However, the Company continues to believe that its strategic focus on high-end specialized steel products and increased production capacity will enable it to successfully navigate these market conditions and continue to generate high margins and returns on invested capital. It also continues to employ certain measures, such as offering various incentives to develop business from customers and increasing marketing and sales staffing, so as to more aggressively compete in the marketplace. It also persists in pursuing other advanced materials applications such as the development and processing of various alloys to optimize the utilization of its extensive value-added in-house production technology, in addition to growth opportunities as dictated by new developments in hardware and software technology as well as those offered by potential acquisition opportunities.

Mr. Lu concluded, “The strength of our balance sheet and fluid nature of our business model has enabled us to better adapt to market conditions than most of our competitors, even as we add new capacity and capabilities to our product and service platform. We anticipate that we will continue to effectively compete in the high-end spectrum of the specialized steel segment despite current macroeconomic challenges.”

For fiscal year 2012, China Gerui continues to expect revenue of between $395 million and $410 million and diluted earnings per share of between $1.32 and $1.37. The Company will continue to provide updates of its 2012 outlook in view of the uncertainties associated with macroeconomic conditions in China and other risk factors.

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Conference Call Information

The Company will also host a conference call at 10:00 am ET (10:00 pm Beijing Time) on Tuesday, May 22, 2012.

Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 81453212.

A replay of the conference call will be available for 14 days starting from 12:00 pm ET on Tuesday, May 22, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The passcode is 81453212.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html. To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Non-GAAP Adjusted Financial Measures

This earnings release includes the use of non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted diluted earnings per share, and non-GAAP adjusted EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, U.S. GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted diluted earnings per share, and non–GAAP adjusted EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses of $5.7 million incurred in the first quarter of 2011. Non-GAAP adjusted operating income, non-GAAP adjusted net income and non-GAAP adjusted diluted earnings per share were calculated by excluding one-time warrant exercise expenses of $5.7 million from operating income, net income, and net income per diluted share, respectively. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company's results of operations because it assists in analyzing and benchmarking the performance and value of the Company's business. The Company's calculation of non-GAAP adjusted EBITDA, non-GAAP adjusted operating income, non-GAAP adjusted net income, and non-GAAP adjusted diluted earnings per share may not be consistent with similarly titled measures of other companies.

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About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

- Financial Tables Follow -

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	March 31, 2012	December 31, 2011
	(Unaudited)
Assets

Current assets
Cash	$267,736,346	$246,600,917
Restricted cash	124,113,995	118,130,253
Accounts receivable, net	7,978,955	6,382,630
Notes receivable	-	568,328
Inventories	23,598,888	24,463,142
Prepaid purchases	65,083,554	45,805,423
Prepaid expenses and other deposits	2,458,834	385,131
Other receivables	1,137,998	2,850,601
Total current assets	492,108,570	445,186,425

Non-current assets
Property, plant and equipment, net	120,161,439	122,695,246
Land use right, net	13,716,190	13,807,056
Intangible asset, net	15,066	-
Deposit on acquisition of future land use right	12,703,453	12,710,719
Other receivable	3,007,301	3,499,083
Certificates of deposit	3,175,863	3,177,679
Total non-current assets	152,779,312	155,889,783

Total assets	$644,887,882	$601,076,208

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$17,150,078	$8,074,432
Notes payable	217,387,852	204,880,916
Term loans	52,084,160	44,169,751
Land use right payable	1,404,123	1,404,926
Income tax payable	3,630,265	5,458,482
Customers deposits	26,847,870	23,383,849
Accrued liabilities and other payables	14,103,271	15,276,016

Total current liabilities	332,607,619	302,648,372
Total liabilities	332,607,619	302,648,372

Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value; 59,428,578 shares issued, 58,251,680 shares outstanding as of March 31, 2012 and December 31, 2011, respectively	140,418,118	140,418,118
Additional paid-in capital	6,930,944	6,930,944
Treasury stock, at cost, 1,176,898 shares, as of March 31, 2012 and December 31, 2011	(4,516,744)	(4,516,744)
Retained earnings	151,153,566	137,142,958
Accumulated comprehensive income	18,294,379	18,452,560
Total stockholders' equity	312,280,263	298,427,836

Total liabilities and stockholders' equity	$644,887,882	$601,076,208

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended
	March 31,
	2012	2011

Revenue	$68,689,567	$62,676,359

Cost of revenue	(47,196,745)	(44,713,355)

Gross Profit	21,492,822	17,963,004

Operating expenses:
General and administrative expenses	(2,369,361)	(1,915,297)
Selling and marketing expenses	(107,086)	(308,134)
Warrant compensation expenses	-	(5,700,000)
Total operating expenses	(2,476,447)	(7,923,431)

Operating income	19,016,375	10,039,573

Other income and (expense):
Interest income	626,251	255,573
Interest expenses	(1,030,917)	(2,839,082)
Sundry income	158,737	11,957

Income before income taxes	18,770,446	7,468,021

Income tax expense	(4,759,838)	(3,472,797)

Net income	$14,010,608	$3,995,224

Earnings per share
- Basic	$0.24	$0.08

- Diluted	$0.24	$0.08

Weighted average common shares outstanding
- Basic	58,251,680	49,121,935

- Diluted	58,251,680	49,121,935

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(IN US DOLLARS)

	For The Three Months Ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$14,010,608	$3,995,224

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,721,399	1,235,233
Amortization of land use right	82,552	79,109
Amortization of intangible asset	1,369	-

Changes in assets and liabilities:
Accounts receivable, net	(1,599,415)	284,598
Notes receivable, net	567,805	-
Inventories	849,971	(592,765)
Prepaid expenses and other deposits	(2,073,199)	(455,030)
Prepaid purchases	(19,297,574)	(5,783,940)
Other receivables	1,710,376	1,025,167
Accounts payable	9,077,091	3,016,074
Income tax payable	(1,824,460)	(665,344)
Customers deposit	3,476,175	3,598,585
Accrued liabilities and other payables	(1,163,678)	5,682,989

Net cash provided by operating activities	6,539,020	11,419,900

Cash flows from investing activities:
Cash paid for property, plant and equipment	(271,799)	(5,836,881)
Payment of purchases intangible asset	(16,435)	-
Advance to unrelated third party	(3,174,754)	-
Repayment of advance to unrelated third party	3,664,365	-
Changes in restricted cash	(6,049,159)	(16,571,418)

Net cash used in investing activities	(5,847,782)	(22,408,299)

Cash flows from financing activities:
Repayment of term loans	(1,587,377)	(7,287,464)
Proceeds from term loans	9,524,263	2,214,315
Proceeds received from exercise of warrants	-	66,473,875
Proceeds from notes payable, net	12,619,649	39,633,432

Net cash provided by financing activities	20,556,535	101,034,158

Net increase in cash	21,247,773	90,045,759

Effect on change of exchange rates	(112,344)	538,215

Cash as of January 1	246,600,917	119,477,298

Cash as of March 31	$267,736,346	$210,061,272

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest paid	$1,125,466	$2,839,082
Income tax paid	$6,584,299	$4,168,211

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL DATA (UNAUDITED)

(IN US DOLLARS)

	Non-GAAP Adjusted Operating Income
	Three Months Ended March 31,
	2012	2011

GAAP Operating Income per consolidated income statement	$19,016,375	$10,039,573
One-time warrant exercise expenses	-	5,700,000
Non-GAAP Adjusted Operating Income	$19,016,375	$15,739,573

	Non-GAAP Adjusted Net Income
	Three Months Ended March 31,
	2012	2011

GAAP Net Income per consolidated income statement	$14,010,608	$3,995,224
One-time warrant exercise expenses	-	5,700,000
Non-GAAP Adjusted Net Income	$14,010,608	$9,695,224

Weighted average shares – diluted	58,251,660	49,121,935

GAAP Diluted Earnings per Share per consolidated income statement	$0.24	$0.08
Non-GAAP Adjusted Diluted Earnings per Share	$0.24	$0.20

	Non-GAAP Adjusted EBITDA
	Three Months Ended March 31,
	2012	2011

GAAP Net Income per consolidated income statement	$14,010,608	$3,995,224
One-time warrant exercise expenses	-	5,700,000
Interest income	(626,251)	(255,573)
Interest expenses	1,030,917	2,839,082
Income tax expense	4,759,838	3,472,797
Depreciation of property, plant and equipment	2,721,399	1,235,233
Amortization of land use right	82,552	79,109
Amortization of intangible asset	1,369	-
Non-GAAP Adjusted EBITDA	$21,980,432	$17,065,872

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